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                                                                       EXHIBIT 8


                      [LETTERHEAD OF ARV ASSISTED LIVING]

FOR IMMEDIATE RELEASE

Contact:      Mitch Gellman
              Director of Investor Relations
              714/435/4322
              E-Mail:  investor.relations@arvi.com

       ARV ASSISTED LIVING RESPONDS TO FORMER CHAIRMAN'S COMMENTS - CITES
             FORMER CHAIRMAN'S RECOGNITION OF OFFER AS CONDITIONAL -

       Costa Mesa, Calif. - January 7, 1998 - ARV Assisted Living, Inc. (Amex:SRS) responded today to the comments of its former Chairman Gary L. Davidson, as quoted on the Dow Jones News Wire regarding the Emeritus tender offer.

        "Mr. Davidson may well have personal reasons that make him more inclined to sell his shares than most of our shareholders," said Howard Phanstiel, Chairman and Chief Executive officer of ARV. "However, our job as a Board of Directors is to maximize value for all of our shareholders. We strongly believe that the Company's business plan will create far more value for our shareholders than selling for the amount offered by Emeritus.

       "Nevertheless, I am pleased that Mr. Davidson recognizes that Emeritus's offer is so highly conditional that it is not deserving of support even from someone who would sell at $17.50 per share. The illusory nature of that offer, and Emeritus's failure to disclose the high likelihood that the conditions to its offer will never be met, are

                                     -more-
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exactly why ARV yesterday filed suit in federal court in California against
Emeritus. I am also pleased that Mr. Davidson apparently recognizes that he would not want to take Emeritus's stock in exchange for his shares in ARV. In fact, we believe that Emeritus's $17.50 offer is little more than a ploy to gain control of ARV's Board so that Emeritus can conclude some other transaction, perhaps a stock for stock merger, without the scrutiny of independent directors. This would be a disaster for all of our shareholders, including Mr. Davidson."

       ARV Assisted Living, Inc. was founded in 1980. The Company is one of the nation's leading providers of assisted living. ARV operates 48 communities containing about 6,150 units in 10 states. It has six communities, containing 756 units, under construction in California, Florida, Massachusetts and Nevada.

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